EXHIBIT (a)(1)(C)
LETTER TO ELIGIBLE EMPLOYEES
To: Eligible Employee
Re: Letter to accompany tender offer materials
Channel: U.S. Mail to Homes of Eligible Employee
Attachment: Offer to Amend the Exercise Price of Certain Options
     Dear [ELIGIBLE OPTION HOLDER]:
     On February 22, 2007, we commenced a tender offer to exchange your unexercised stock options from October 24, 2001 and September 25, 2003 for new stock options at a new exercise price.
     Why are we doing this?
     In late 2004, the Internal Revenue Service (IRS) implemented a change to its rules that classifies “discounted stock options” as deferred compensation and imposes personal tax consequences.
     We discovered that two of our broad-based option grants were deemed to have been priced below fair market value, making them discounted stock options subject to the new IRS rule. We did not intend to issue discounted stock options, and this “tender offer” is to help ensure that you receive the full value of your original stock option grant by issuing you a new option that will not be subject to the new IRS rules.
     What do you need to do?
     Enclosed are the legal documents and information you will need to take part in the tender offer. Your participation is voluntary but if you do not participate, you could be subject to significant personal tax consequences described in greater detail in the enclosed tender offer documents.
     Please access PeopleSoft at: https://ps.ameritrade.com and follow the instructions to accept the tender offer.
     You will receive a confirmation e-mail at your work e-mail address within two business days of submitting your acceptance. If you do not have a work e-mail address, you will receive notification via U.S. Mail.
     What if I have questions?
     Bill Gerber, Chief Financial Officer, will host two conference calls to further explain the tender offer and to answer any questions you have. Watch your e-mail for details on how to participate.
     A list of Questions and Answers is also included in the tender offer documents to assist you in your review prior to acceptance. The tender offer documents are also available on Athena under the Associate Resources tab.
     If you have any questions on this process, please contact your Human Resources Relationship Manager or call the Human Resources Associate Resource Center at (866) 373-3872.
Thank you.
Karen Ganzlin
Chief Human Resources Officer
Important Information
If you are eligible to participate in the tender offer, you should read the accompanying written materials carefully. They contain important information about the tender offer. TD AMERITRADE has also filed these written materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Option holders may obtain the tender offer statement and the related materials free of charge from the SEC’s Web site at www.sec.gov or from TD AMERITRADE by calling (866) 373-3872.